July 21, 2009

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Attn:	Perry J. Hindin
Special Counsel
Division of Corporation Finance

Re:	Rancher Energy Corp. Preliminary Proxy Statement on Schedule 14A filed on June 22, 2009. File No. 0-51425.

Dear Mr. Hindin:

Rancher Energy Corp. (the “Company”) has filed with the Commission an Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).  The changes reflected in the Proxy Statement are intended to respond to the comments set forth in your letter dated June 25, 2009 (the “Comment Letter”).  Please note that the Company has also made additional changes to the Proxy Statement to reflect the recent filing of our annual report on Form 10-K for the fiscal year ended March 31, 2009.  The numbered paragraphs below correspond to the numbered comments in the Comment Letter.  Within our response, page references are to the pages in the Proxy Statement filed with the Commission on July 21, 2009.

Schedule 14A

General

1.
Please update the proxy statement to reflect that Sergei Stytsenko and persons affiliated with him have filed a preliminary proxy statement soliciting proxies to elect such persons to the board of directors.  Should the updated proxy statement include a recommendation for the Company nominees or against Sergei Stytsenko and persons affiliated with him, please include the basis for your recommendation.  Also include a description of the contacts you have had with such parties during the time period leading up to this solicitation.

999-18th Street, Suite 3400, Denver, Colorado 80202 USA Phone: +1.303.629.1125 Fax +1.720.904.5698 www.rancherenergy.com

Securities and Exchange Commission
July 21, 2009

Response: The proxy statement has been updated to reflect that Sergei Stetsenko and person affiliated with him (the “Stetsenko Group”) have filed a preliminary proxy statement soliciting proxies to elect certain individuals to the board of directors.  The updated proxy statement includes a review and the basis for our recommendation.  A description of contacts is included in two new sections, INFORMATION REGARDING THE STETSENKO GROUP NOMINEES and BACKGROUND AND CONTACTS WITH THE STETSENKO GROUP.

2.	Please revise the preliminary proxy statement and form of proxy to clearly mark each of them as a “Preliminary Copy.” Refer to Rule 14a-6(e)(1).

Response:  The Company acknowledges the comment.  The Company has clearly marked the preliminary proxy statement and form of proxy as a “Preliminary Copy.”

3.	Please disclose the information required by Item 5(b)(vi) and (vii), if applicable, and Item 5(b)(viii).

Response:  The Company has disclosed the information required by Item 5(b)(vi), (vii) and (viii) in Appendix A.

Solicitation and Voting of Proxies, page 6

4.
The disclosure states that the Company’s officers and regular employees may solicit proxies in by telephone or telegraph or by personal calls.  Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.  Refer to Rule 14a-6(b) and (c).  Please confirm the Company’s understanding.

Response:  The Company acknowledges the comment.  The Company confirms that all written soliciting materials, including any scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Proposal 1:  Election of Directors, page 7

5.
We note the Company reserves the right to vote for unidentified substitute nominees.  Advise us, with a view toward revised disclosure, whether the Company is required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw.  In addition, please confirm for us that should the Company lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

999-18th Street, Suite 3400, Denver, Colorado 80202 USA Phone: +1.303.629.1125 Fax +1.720.904.5698 www.rancherenergy.com

Securities and Exchange Commission
July 21, 2009

Response:  The Company is not required to identify or nominate substitute nominees in order to comply with any applicable advance notice bylaw.  The Company confirms that should the Company lawfully identify or nominate substitute nominees before the meeting, the Company will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

6.
Please disclose, if true, that each of the nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected.  See Rule 14a-4(d).

Response: We have included the disclosure on page 7 that each of the nominees named in the proxy statement has consented to being named in the proxy statement and to serve as a director of the Company, if elected.

7.
Please revise the biographical information of the Company nominees so that it complies with Item 401 of Regulation S-K.  Refer to Item 7(b) of Schedule 14A.  For example, revise the biographies to ensure that you completely describe each individual’s business experience for the past five years and disclose the dates of experience by month and year, as necessary.  Also, ensure that there are no gaps or ambiguities regarding time in the five-year business sketches you provide.  For example, we note that such information is lacking in the business description of Messrs. Works and Anderson.

Response:  We have revised the biographical information of the Company nominees on pages 7 and 8 so that it complies with Item 401 of Regulation S-K.

Form of Proxy

8.
You appear to be soliciting proxies to vote on unspecified matters that may come before the meeting but of which you are currently unaware.  Rule 14(a)-4(c) delineates the scope of discretionary authority that you may exercise with proxies you solicit.  We believe the requirements of Rule 14a-4(a) and (d)(4) prohibit you from soliciting “blanket” authority to vote in an unspecified manner on unknown matters that may or may not be brought before the Annual Meeting.  Please revise.

Response:  The Company acknowledges the comment.  We have revised the form of proxy.

999-18th Street, Suite 3400, Denver, Colorado 80202 USA Phone: +1.303.629.1125 Fax +1.720.904.5698 www.rancherenergy.com

Securities and Exchange Commission
July 21, 2009

If you have any questions regarding this information, please do not hesitate to contact our counsel, Robert M. Bearman at Patton Boggs LLP, at (303) 894-6169.

Very truly yours,

/s/John Works
John Works
Chief Executive Officer

cc: Robert M. Bearman

999-18th Street, Suite 3400, Denver, Colorado 80202 USA Phone: +1.303.629.1125 Fax +1.720.904.5698 www.rancherenergy.com